

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 26, 2017

Via E-mail
Brent David Willis
Chief Executive Officer
New Age Beverages Corporation
1700 East 68th Avenue
Denver, CO 80229

  Re: **New Age Beverages Corporation**
     Amendment No. 1 to Registration Statement on Form S-1
     Filed January 18, 2017
     File No. 333-215267

Dear Mr. Willis:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 9, 2017 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

For the nine months ended September 30, 2016 (Successor) compared to the six months ended September 30, 2015 (Successor) and the three months ended March 31, 2015 (Predecessor), page 31

1. In your response to comment 4, you indicate that you have removed the black-lining between the tables reflecting your results of operations for the three months ended September 30, 2016 and 2015. However, we note that you also removed black-lining

between the six months ended September 30, 2015 (Successor) and three months ended March 31, 2015 (Predecessor) on page 31. Please reinsert the black-lining between these periods due to change in basis or reporting entity that occurred between these periods.

For the year ended December 31, 2015 and the year ended December 31, 2014

Cost of goods sold, page 32

2. We note that in response to comment 5, you have revised your discussion of cost of goods sold for the year ended December 31, 2015 to include the results of operations for the nine months ended December 31, 2015 (Successor) plus the three months ended March 31, 2015 (Predecessor) as compared to the year ended December 31, 2014 (Predecessor). However, we noted several computational errors and inconsistencies in your discussions. Please revise to address the following items:

   o Increase in total cost of goods sold in aggregate should be $96,444 rather than a decrease of $305,791.
   o Total cost of goods sold as a percentage of sales for the three months ended March 31, 2015 (Predecessor) should be 69.7% rather than 30.3%.
   o Gross margin for the three months ended March 31, 2015 (Predecessor) should be 30.3% rather that 69.7%.
   o Production costs, excluding depreciation and amortization in the amount of $1,504,471 and production costs as a percentage of revenue of 81.5% should be for the nine months ended December 31, 2015 (Successor) rather than for the year ended December 31, 2015.
   o Your discussion should be revised to also include a discussion of production costs for the three months ended March 31, 2015 (Predecessor).

You may contact Joanna Lam at (202) 551-3476 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Ken Bart, Esq.
       Bart and Associates, LLC